                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                       -----------------------------------

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)(1)


                           General Motors Corporation
        -----------------------------------------------------------------
                                (Name of Issuer)

                Class H Common Stock, $0.10 par value per share.
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   370-442-832
            --------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
        -----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


          Check the appropriate box to designate rule pursuant to which this Schedule is filed:

                                / / Rule 13d-1(b)
                                /x/ Rule 13d-1(c)
                                / / Rule 13d-1(d)

--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Hubbard Broadcasting, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                 (A) /x/
                                                                                 (B) / /

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Minnesota

                                 5.        SOLE VOTING POWER

           NUMBER OF                                7,500,000

            SHARES               6.        SHARED VOTING POWER

         BENEFICIALLY                               35,652,783

         OWNED BY EACH           7.        SOLE DISPOSITIVE POWER

       REPORTING PERSON                             7,500,000

             WITH                8.        SHARED DISPOSITIVE POWER

                                                   35,652,783

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  43,152,783

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                                  / /

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  4.9%

12.      TYPE OF REPORTING PERSON*

                  CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT.


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  HBI Securities, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                (A) /x/
                                                                                (B) / /

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                                 5.        SOLE VOTING POWER

           NUMBER OF                                35,650,842

            SHARES               6.        SHARED VOTING POWER

         BENEFICIALLY                               7,501,941

         OWNED BY EACH           7.        SOLE DISPOSITIVE POWER

       REPORTING PERSON                             35,650,842

             WITH                8.        SHARED DISPOSITIVE POWER

                                                   7,501,941

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  43,152,783

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                                  / /

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  4.9%

12.      TYPE OF REPORTING PERSON*

                  PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT.


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Stanley S. Hubbard

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                (A) /x/
                                                                                (B) / /

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

                                 5.        SOLE VOTING POWER

           NUMBER OF                                1,941

            SHARES               6.        SHARED VOTING POWER

         BENEFICIALLY                               43,150,842

         OWNED BY EACH           7.        SOLE DISPOSITIVE POWER

       REPORTING PERSON                             1,941

             WITH                8.        SHARED DISPOSITIVE POWER

                                                   43,150,842

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  43,152,783

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                                   / /

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  4.9%

12.      TYPE OF REPORTING PERSON*

                  IN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT.

ITEM 1(a).           NAME OF ISSUER:

                              General Motors Corporation.

ITEM 1(b).           ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                              3044 West Grand Boulevard
                              Detroit, Michigan  48202

ITEM 2(a).           NAME OF PERSON FILING:

                              See Item 1 on Cover Page.

ITEM 2(b).           ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                     RESIDENCE:

                              Hubbard Broadcasting, Inc.
                              3415 University Avenue
                              Saint Paul, Minnesota  55114

ITEM 2(c).           CITIZENSHIP:

                              See Item 4 on Cover Page.

ITEM 2(d).           TITLE OF CLASS OF SECURITIES:

                              Class H Common Stock, $0.10 par value per share.

ITEM 2(e).           CUSIP NUMBER:

                              370-442-832


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON
                     FILING IS A:

                           (a) / / Broker or dealer registered under Section 15 of the Exchange Act.

                           (b) / / Bank as defined in Section 3(a)(6) of the Exchange Act.

                           (c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act.

                           (d) / / Investment company registered under Section 8 of the Investment Company Act.

                           (e) / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                           (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                           (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

                           (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                           (i) / / A church plan that is excluded from the definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act;

                           (j) / /  Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J).

ITEM 4.              OWNERSHIP.

                              Provide the following information regarding the
                     aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                             HUBBARD BROADCASTING, INC.:


                             (a)      Amount beneficially owned:

                                               7,500,000

                             (b)      Percent of class:

                                               4.9%

                             (c) Number of shares as to which such person has:

                                    (i)      Sole power to vote or to direct the
                                             vote 7,500,000

                                    (ii)     Shared power to vote or to direct
                                             the vote 35,652,783

                                    (iii)    Sole power to dispose or to direct
                                             the disposition of 7,500,000

                                    (iv)     Shared power to dispose or to
                                             direct the disposition of
                                             35,652,783

                             HBI SECURITIES, LLC:


                             (a)      Amount beneficially owned:

                                               35,650,842

                             (b)      Percent of class:

                                               4.9%

                             (c) Number of shares as to which such person has:

                                    (i)      Sole power to vote or to direct the
                                             vote 35,650,842

                                    (ii)     Shared power to vote or to direct
                                             the vote 7,501,941

                                    (iii)    Sole power to dispose or to direct
                                             the disposition of 35,650,842

                                    (iv)     Shared power to dispose or to
                                             direct the disposition of 7,501,941

                             STANLEY S. HUBBARD:


                             (a)      Amount beneficially owned:

                                               1,941

                             (b)      Percent of class:

                                               4.9%

                             (c) Number of shares as to which such person has:

                                    (i)      Sole power to vote or to direct the
                                             vote 1,941

                                    (ii)     Shared power to vote or to direct
                                             the vote 43,150,842

                                    (iii)    Sole power to dispose or to direct
                                             the disposition of 1,941

                                    (iv)     Shared power to dispose or to
                                             direct the disposition of
                                             43,150,842

ITEM 5.              OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                              [x]


ITEM 6.              OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                     PERSON.

                              Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                              Not Applicable.

ITEM 8.              IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                             See EXHIBIT A indicating the members of the group. See EXHIBIT B indicating the agreement of the group that this Schedule 13G is filed on their behalf.

ITEM 9.              NOTICE OF DISSOLUTION OF GROUP.

                              Not Applicable.


ITEM 10.             CERTIFICATION.

                              Each person signing below certifies that, to the
                     best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 2001


HUBBARD BROADCASTING, INC.                    HBI SECURITIES, INC.


By: /s/ Ronald L. Lindwall                    By: /s/ Gerald D. Dooney
    ----------------------------                  ----------------------
         Ronald L. Lindwall                            Gerald D. Dooney
         Vice President and                            Vice President
         Chief Financial Officer

/s/ Stanley S. Hubbard
-------------------------------
Stanley S. Hubbard

                                    EXHIBIT A

         The following list identifies each member of the group filing this
Schedule 13G:

                  1.       Hubbard Broadcasting, Inc.
                  2.       HBI Securities, LLC
                  3.       Stanley S. Hubbard

                                    EXHIBIT B


                                    AGREEMENT

         This will confirm the agreement by and among all of the undersigned that the Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of shares of Class H Common Stock of General Motors Corporation is being filed on behalf of each of the entities named below. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  February 13, 2001

HUBBARD BROADCASTING, INC.                    HBI SECURITIES, INC.


By: /s/ Ronald L. Lindwall                    By: /s/ Gerald D. Dooney
    ----------------------------                  ----------------------
         Ronald L. Lindwall                            Gerald D. Dooney
         Vice President and                            Vice President
         Chief Financial Officer

/s/ Stanley S. Hubbard
---------------------------------
Stanley S. Hubbard